Venerable Insurance and Annuity Company
and the following variable annuities supported by its Separate Account B:

Preferred Advantage Variable Annuity

Prospectus and Notice Supplement Dated November 12, 2024

This supplement updates the Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.
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NOTICE OF FUND SUBADVISORY CHANGES

Effective November 1, 2024 (the “Effective Date”), Putnam Investments Limited (“PIL”), a sub-advisor of each of the Putnam VT Funds offered through your Contract prior to the Effective Date and a wholly-owned subsidiary of Franklin Resources, Inc. (“Franklin Templeton”), merged with and into Franklin Templeton Investment Management Limited (“FTIML”), also a wholly-owned subsidiary of Franklin Templeton (the “Merger”). As of the Effective Date, PIL investment professionals became employees of FTIML, and the sub-advisory agreement between each fund’s investment manager (i.e., Franklin Advisers, Inc. or Putnam Investment Management, LLC (“Putnam Management”), as applicable) (each an “Investment Manager”) and PIL with respect to each fund was terminated. In connection with the Merger, the funds’ Trustees approved a new sub-advisory agreement between each Investment Manager and FTIML, pursuant to which FTIML became a sub-advisor of the funds on the Effective Date.

Accordingly, the information about the Putnam VT Funds as shown in the Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto is revised and replaced with the following:

FUND NAME INVESTMENT ADVISER/SUBADVISER
Putnam VT Core Equity Fund

Investment Adviser: Putnam Investment Management, LLC

Subadvisers: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited*

*Though the investment adviser has retained the services of Franklin Templeton Investment Management Limited (“FTIML”), FTIML does not currently manage any assets of the fund.

Putnam VT Income Fund

Investment Adviser: Franklin Advisers, Inc.

Subadvisers: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited*

*Though the investment adviser has retained the services of Franklin Templeton Investment Management Limited (“FTIML”), FTIML does not currently manage any assets of the fund.

FUND NAME INVESTMENT ADVISER/SUBADVISER
Putnam VT International Equity Fund

Investment Adviser: Putnam Investment Management, LLC

Subadvisers: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC *

*Though the investment adviser has retained the services of The Putnam Advisory Company, LLC (“PAC”), PAC does not currently manage any assets of the fund.

Putnam VT International Value Fund

Investment Adviser: Putnam Investment Management, LLC

Subadvisers: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC*

*Though the investment advisor has retained the services of both Franklin Templeton Investment Management Limited (“FTIML”) and The Putnam Advisory Company, LLC (“PAC”), FTIML and PAC do not currently manage any assets of the fund.

Putnam VT Mortgage Securities Fund

Investment Adviser: Franklin Advisers, Inc.

Subadvisers: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited*

*Though the investment advisor has retained the services of Franklin Templeton Investment Management Limited (“FTIML”), FTIML does not currently manage any assets of the fund.

Putnam VT Small Cap Value Fund

Investment Adviser: Putnam Investment Management, LLC

Subadvisers: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited*

*Though the investment advisor has retained the services of Franklin Templeton Investment Management Limited (“FTIML”), FTIML does not currently manage any assets of the fund.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:
Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.